Exhibit 99.1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 17, 2026

To the shareholders of XTL Biopharmaceuticals Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel at 4:00 p.m. (Israel Time), Tuesday February 17, 2026.

The agenda of the Meeting will be as follows:

1.	To approve an increase of the Company’s authorized share capital by 1,450,000,000 shares, such that following the increase, the authorized share capital will consist of a total of 2,900,000,000 ordinary shares, par value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly.

2.	To re-elect Ms. Iris Shapira Yalon to hold office, for an additional term, as an external director of the Company, effective as of January 29, 2026 for a period of three (3) years, until January 29, 2029

3.	To approve, for purposes including but not limited to compliance with Nasdaq Rule §5635(c), the issuance and sale in a private placement of securities in the aggregate amount of up to US$2,000,000 to certain investors, including officers and directors of the Company and an Interested Party, such funding to be contingent upon the consummation of the transaction relating to NeuroNOS Ltd., as further described in the Company’s Form 6-K filed on January 13, 2026.

Only shareholders and holders of ordinary shares represented by American Depositary Shares at the close of business on January 20, 2026 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 26 Ben Gurion Street, Ramat Gan 5257346 , Israel, Attention: Chief Executive Officer.

By Order of the Board of Directors

/s/ Noam Band
Noam Band Chief Executive Officer
January 13, 2026

26 Ben Gurion Street

Ramat Gan 5257346 Israel

PROXY STATEMENT

FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 17, 2026

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.1 per share and holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with an Extraordinary General Meeting of Shareholders, to be held on Tuesday February 17, 2026, at 4:00 p.m. Israel time at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “XTL Biopharmaceuticals,” “XTL,” “we”, “us”, “our” and the “Company” to refer XTL Biopharmaceuticals Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the extraordinary meeting will be as follows:

1.	To approve an increase of the Company’s authorized share capital by 1,450,000,000 shares, such that following the increase, the authorized share capital will consist of a total of 2.900,000,000 ordinary shares, par value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly.

2.	To re-elect Ms. Iris Shapira Yalon to hold office, for an additional term, as an external director of the Company, effective as of January 29, 2026 for a period of three (3) years, until January 29, 2029

3.	To approve, for purposes including but not limited to compliance with Nasdaq Rule §5635(c), the issuance and sale in a private placement of securities in the aggregate amount of up to US$2,000,000 to certain investors, including officers and directors of the Company and an Interested Party, such funding to be contingent upon the consummation of the transaction relating to NeuroNOS Ltd., as further described in the Company’s Form 6-K filed on January 13, 2026.

We currently are unaware of any other matters that may be raised at the extraordinary meeting. Should any other matters be properly raised at the extraordinary meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only shareholders and ADS holders at the close of business on January 20, 2026 shall be entitled to receive notice of and to vote at the extraordinary meeting.

How You Can Vote

You can vote your ordinary shares by attending the extraordinary meeting. If you do not plan to attend the extraordinary meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il, to the Company’s office at 26 Ben Gurion Street, Ramat Gan 5257346 Israel.

Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the extraordinary meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on January 13, 2026 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the offices of our attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, as described in the instructions available on MAGNA.

If you choose to attend the extraordinary meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the extraordinary meeting or at any postponements or adjournments of the extraordinary meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the extraordinary meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the extraordinary meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the extraordinary meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about January 20, 2026. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Israeli Companies Law 5759-1999 (the “Companies Law”), you may do so by delivery of appropriate notice to the offices of our attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, not later than ten days before the convening of the extraordinary meeting (i.e., Saturday February 7, 2026). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., Thursday February 12, 2026).

Quorum

At the close of business on January 11, 2026, we had outstanding 946,243,356 ordinary shares, and excluding 372,957,973 dormant ordinary shares. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the extraordinary meeting.

The quorum required to hold the Meeting consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If the Meeting is adjourned for lack of a quorum it will be held on the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if we serve notice to the shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). If at a Deferred Meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the Deferred Meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original Meeting.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power represented and voting on such Proposals in person or by proxy at the extraordinary meeting is necessary for the approval of each of Proposal 1 through 3.

In addition, the approval of the Proposal 2, must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the proposal, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 25.0% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than XTL Biopharmaceuticals, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

According to the Companies Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000 (the “Exemption Regulations for Companies Listed Abroad”), by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you have no personal interest in the adoption of Proposal 2, except if you notified the Company of such in writing. If you believe that you have a personal interest in Proposal 2, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at XTL Biopharmaceuticals Ltd. 26 Ben Gurion Street Ramat Gan 5257346 Israel, to the attention of the Chief Financial Officer.

If you provide specific instructions (mark boxes) with regard to certain Proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the extraordinary meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the extraordinary meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs, as your broker and BNY Mellon will not be permitted to vote your shares in their discretion on any proposal at the extraordinary meeting. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.xtlbio.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

APPROVAL OF INCREASE IN AUTHORIZED SHARE CAPITAL AND CORRESPONDING AMENDMENT TO THE ARTICLES OF ASSOCIATION

Background

Our authorized share capital is divided into 1,450,000,000 shares, with NIS 0.1 par value each. As of Monday, January 12, 2026, there are 1,319,201,329 ordinary shares issued and outstanding, of which 372,957,973 are dormant ordinary shares held by the Company.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Increase in our Authorized Share Capital

We intend to increase our authorized share capital by an additional 1,450,000,000 ordinary shares, such that following the increase, our authorized share capital will be divided into 2,900,000,000 ordinary shares, with NIS 0.1 par value each.

After the increase, all ordinary shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by us as the ordinary shares currently issuable from our share capital.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 4 of our Articles of Association as follows:

“4. The authorised share capital of the Company at the date of the adoption of these Articles is NIS two hundred ninety million (290,000,000 New Israel Shekalim) divided into Two billion nine hundred million. (2,900,000,000) Ordinary Shares, nominal value NIS 0.1.”

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the increase to the Company’s authorized share capital by 1,450,000,000 shares, such that following the increase, the authorized share capital will consist of 2,900,000,000, ordinary shares, nominal value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly”.

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 2:

APPROVAL OF THE RE-ELECTION OF EXTERNAL DIRECTOR

Background

In accordance with the Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under the Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chairman of our audit committee and as the chairman of our compensation committee), and at least one external director must serve on each other committee of our board of directors.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Ms. Iris Shapira Yalon served as an external director of the Company from January 29, 2020 and the re-election proposed herein will be for a third term of three (3) years effective as of January 29, 2026.

Iris Shapira Yalon serves as External Director of Shufersal Ltd (The leading Israeli retail chain)., as well as Director of Rotem Industries Ltd. (Israeli government-owned company), Mei Avivim, (a water corporation of Tel Aviv) and in several associations for the benefit of the public and as a Lecturer of Director’s course. Prior to that, Ms. Yalon served as Board member on a number of TASE listed companies, including Electra Real Estate Ltd., Computer Direct Group Ltd. and on a dual listed company such as TAT Technologies Ltd., Ms. Yalon served as the Chief Financial Officer of multiple companies such as Kryon Systems Ltd., Haldor Advanced Technologies Ltd., Mofet Technology Fund Ltd., and Cloverleaf Media Ltd., which was acquired in 2010 by Dot Hill. Moreover, Ms. Yalon has served as Audit Team Manager at Ernest & Young. She earned a BA in Economics and Accounting (cum laude) at Tel Aviv University and she is licensed accountant. We believe Ms. Yalon’s extensive board experience makes her well-qualified to serve as a member of our Board of Directors.

Proposed Resolution

It is proposed that at the extraordinary meeting the following resolutions be adopted:

“RESOLVED, that the re-election of Ms. Iris Shapira Yalon as an external director of the Company, effective as of January 29, 2026 for a period of three (3) years, until January 29, 2029 be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and the Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the special meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the any of the forgoing resolutions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against any of the forgoing resolutions must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of any of the forgoing resolutions except if you notified the Company of such in writing. If you believe that you have a personal interest in the forgoing resolution, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at XTL Biopharmaceuticals Ltd. 26 Ben Gurion Street Ramat Gan 5257346 Israel, to the attention of the Chief Financial Officer.

Board Recommendation

Our Board of Directors recommends a vote FOR the election of the foregoing external director nominee.

PROPOSAL 3:

PRIVATE PLACEMENT - INTERESTED PARTY TRANSACTION

Background

Our Audit Committee and Board (the “Board Approval”) approved on January 12, 2026 a private placement in the aggregate amount of up to US$2,000,000, to be consummated concurrently with the closing of the Transaction (as defined below) (the “Private Placement”) at a purchase price of approximately US$0.53 per American Depositary Share of the Company (the “Purchase Price”), representing a 20% discount to the closing bid price as determined over the ten (10) trading days immediately prior to the approval of the Private Placement by the Company’s Board of Directors. In addition, the Audit Committee and the Board Approval approved, in accordance with Section 278(c) of the Companies Law, the participation of certain officers and directors of the Company and Mr. Alexander Rabinovitch, a director, who as of January 12, 2026, beneficially holds in the aggregate approximately 22.0% of the Company ordinary shares (the “Interested Party”),in the Private Placement. The Private Placement does not replace or cancel the previously approved private placement financing of up to US$1.0 million in the form of convertible unsecured subordinated debentures from certain investors, including the Interested Party, which remains in full force and effect under its terms.

The Private Placement shall become effective conditional and upon the consummation of the share exchange transaction for the acquisition of approximately eighty-five percent (85%) of the issued and outstanding share capital of NeuroNOS Ltd. (“Transaction”), as detailed in the Company’s Form 6-K filed with the SEC on January 13, 2026, incorporated hereby by reference.

In connection with the Private Placement, the Company will issue up to 4,000,000 American Depository Shares (ADSs) at the Purchase Price. The closing of the Private Placement and the Transaction are subject to the satisfaction of customary closing conditions.

There will not be a placement agent in connection with this Private Placement.

The ADSs described above will be offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), will not be registered under the Act, and will not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

Because the Company’s ADSs are listed on the Nasdaq Stock Market, the Company is subject to the provisions of Nasdaq Rules 5635(c). Nasdaq Rule 5635(c) requires stockholder approval before the issuance of securities to a Nasdaq-listed company’s officers, directors, employees or consultants in a private placement at a price less than the market value of the stock, calculated as the closing bid price for such shares on the trading day immediately prior to entry into the agreement.

The Private Placement may provide for the sale of ADSs to certain investors, including officers and directors of the Company andthe Interested Party at a price which may be less than the closing bid price of our ADSs on the trading day immediately preceding the date of entry into the Purchase Agreement. Therefore, shareholder approval may be required pursuant to Nasdaq Stock Market Rule 5635(c).

Proposed Resolution

It is proposed that at the extraordinary meeting the following resolution be adopted:

“RESOLVED, to approve, including for the purpose of Nasdaq Rule §5635(c), the Private Placement of up to US$2.0 Million from certain investors, including an Interested Party, to be funded conditional upon the consummation of the Transaction, as detailed in the Company’s Form 6-K filed with the SEC on January 13, 2026.

Required Vote

Under the Israeli Companies Law and the Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the special meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval, conditional and upon the consummation of the Transaction, of the Offering.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the extraordinary meeting, but, if any other matters are properly presented at the extraordinary meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Noam Band
Noam Band Chief Executive Officer
Dated: January 13, 2026